UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Kobex Minerals Inc.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

49989C105
(CUSIP Number)

Sprott Inc. Suite 2700 South Tower Royal Bank Plaza Toronto, ON Canada M5J 2J1 Telephone- (416) 943-4065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	49989C105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,072,281

8.	SHARED VOTING POWER

7,439,144

9.	SOLE DISPOSITIVE POWER

2,072,281

10.	SHARED DISPOSITIVE POWER	[_]

7,439,144

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

9,511,425

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	49989C105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Exploration Capital Partners 2006 Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,439,144

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,439,144

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,439,144

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	49989C105

Item 1.	Security and Issuer.

Kobex Minerals Inc. #709-837 West Hastings Street Vancouver, BC Canada V6C 3N6

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report the beneficial ownership of Sprott Inc. and Exploration Capital Partners 2006 Limited Partnership.  Sprott Inc. and Exploration Capital Partners 2006 Limited Partnership are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".  Sprott Inc. was incorporated in Ontario Canada.  Exploration Capital Partners 2006 Limited Partnership was incorporated in California

(b)
The principal business address for Sprott Inc. is Suite 2700, South Tower, Royal Bank Plaza, Toronto ON Canada M5J 2J1.  The principals business address for Exploration Capital Partners 2006 Limited Partnership is 7770 El Camino Real, Carlsbad, CA 92009.

(b),(c)
(The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Sprott Inc. is set forth below. Unless otherwise indicated, (i) the present principal occupation of each person is with the Investment Manager and (ii) the principal business address of each person is the Investment Manager's principal business address.

Eric S. Sprott	Chairman
Mr. Sprott is also Chief Executive Officer and Chief Investment Officer of Sprott Asset Management L.P., and the Chairman of Sprott Resource Corp., Sprott Consulting L.P. and Sprott Consulting GP.  He is Chief Executive Officer and a Director of SAM GP and Chief Executive Officer of Sprott Private Wealth L.P. and Sprott Private Wealth GP Inc.  He is also President and a Director of Sprott GenPar Ltd. and a Director of the Sprott Foundation.  In addition, he is the Portfolio Manager responsible for the Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Sprott Offshore Fund II, Exploration Capital Partners 2006 Limited Partnership, Sprott Energy Fund, Sprott Physical Gold Trust, Sprott Physical Silver Trust and the Sprott discretionary managed accounts.  He is a Canadian citizen.

Steven Rostowsky	Chief Financial Officer	Mr. Rostowsky is also Chief Financial Officer of Sprott Asset Management L.P. and Chief Financial Officer and a Director of SAM GP. He is a Canadian citizen.

Kirstin H. McTaggart	Corporate Secretary
Ms. McTaggart is also Chief Compliance Officer of Sprott Asset Management L.P., Corporate Secretary and a Director of SAM GP, Chief Compliance Officer of Sprott Private Wealth L.P. and Treasurer and a Director of Sprott GenPar Ltd.  She is a Canadian citizen.

The general partner of Exploration Capital Partners 2006 Limited Partnership is Resource Capital Investment Corporation.

(d)
Neither of the Reporting Persons nor any of the individuals listed in 2(b) and 2(c) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither of the Reporting Persons nor any of the individuals listed in 2(b) and 2(c) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Exploration Capital Partners 2006 Limited Partnership and other accounts managed by Sprott Inc.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.
The Reporting Persons purchased the Shares for investment purposes.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, Sprott Inc. may be deemed to be the beneficial owner of 9,511,425 Shares or 20.7% of the Shares of the Issuer, based upon 45,967,080 Shares outstanding as adjusted for warrants beneficially owned by Sprott Inc.  As of the date hereof, Exploration Capital Partners 2006 Limited Partnership may be deemed to be the beneficial owner of 7,439,144 Shares or 16.2% of the Shares of the Issuer based upon 45,967,080 Shares outstanding as adjusted for warrants beneficially owned by Exploration Capital Partners 2006 Limited Partnership.

Sprott Inc. has the sole power to vote or direct the vote of 2,072,281 Shares and the shared power to vote or direct the vote of 7,439,144 Shares.  Exploration Capital Partners 2006 Limited Partnership has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,439,144 Shares.

Sprott Inc. has the sole power to dispose or direct the disposition of 2,072,281 Shares and the shared power to dispose or direct the disposition of 7,439,144 Shares.  Exploration Capital Partners 2006 Limited Partnership has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,439,144 Shares.

The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.  All transactions were conducted on the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

(e)
As of February 4, 2011, none of Resource Capital Investment Corporation, Rule Family Trust udt 12/17/98 or Arthur Richards Rule may be deemed to be the beneficial owner of more than 5% of the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B.  The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2011
(Date)

SPROTT INC.

By:	/s/ Kirstin McTaggart
Kirstin McTaggart
Authorized Person

EXPLORATION CAPITAL PARTNERS 2006 LIMITED PARTNERSHIP

By:	/s/ Kirstin McTaggart
Kirstin McTaggart
Authorized Person

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated February 15, 2011, relating to the Common Shares of Kobex Minerals Inc. shall be filed on behalf of the undersigned.

SPROTT INC.

By:  /s/ Kirstin McTaggart
       Kirstin McTaggart, Authorized Signatory

EXPLORATION CAPITAL PARTNERS 2006 LIMITED PARTNERSHIP

By:  /s/ Kirstin McTaggart
       Kirstin McTaggart, Authorized Signatory

Exhibit B

Transactions in the Shares by Entities Advised by Sprott Inc.

Shares Purchased / (Sold)	Date	Price
(2,400)	2/3/2011	0.96
(646)	2/1/2011	0.94
(1,204)	1/31/2011	0.94
(2,966)	1/31/2011	0.94
(283)	1/31/2011	0.94
(5,558)	1/31/2011	0.94
(3,958)	1/31/2011	0.94
(2,000)	1/31/2011	0.94
(2,184)	1/31/2011	0.9100803
(1,125)	1/31/2011	0.9100803
(3,750)	1/31/2011	0.9100803
(6,009)	1/31/2011	0.9100803
3,000	1/31/2011	0.91
10,068	1/31/2011	0.91
(1,300)	1/28/2011	0.9446154
(83)	1/24/2011	0.9124
(42)	1/24/2011	0.9124
6,000	1/20/2011	0.9398
(5,000)	1/19/2011	0.5702517
(1,666)	1/7/2011	0.95
(570)	1/6/2011	0.955
(3,683)	1/6/2011	0.955
(2,500)	1/5/2011	0.93162
(682)	1/5/2011	0.9315103
(8,747)	12/31/2010	0.9970413
(18,416)	12/31/2010	0.932501
(18,416)	12/31/2010	0.932501
(73,666)	12/31/2010	0.932501
(8,747)	12/31/2010	0.9970413
(41,667)	12/31/2010	0.932501
(18,417)	12/31/2010	0.932501
(38,238)	12/31/2010	0.932501
(5,525)	12/31/2010	0.932501
(27,312)	12/31/2010	0.932501
(3,683)	12/31/2010	0.932501
(4,604)	12/31/2010	0.932501
(9,208)	12/31/2010	0.932501
(4,604)	12/31/2010	0.932501
(54,624)	12/31/2010	0.932501
(18,417)	12/31/2010	0.932501
(10,925)	12/31/2010	0.932501
(270)	12/31/2010	0.9900741
10,000	12/31/2010	0.93
5,000	12/31/2010	0.93
10,000	12/31/2010	0.93
(4,000)	12/30/2010	0.97
(5,000)	12/30/2010	0.97
(10,500)	12/28/2010	0.96
6,500	12/28/2010	0.96

SK 03883 0003 1172007